Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated November 12, 2025 in the Post-Effective Amendment No. 1 to Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-287759) with respect to the consolidated balance sheets of Beta FinTech Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
November 12, 2025	Certified Public Accountants
PCAOB ID No. 1171